Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone: 763-765-2913
Telefax: 763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

January 3, 2013

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549

Re:       Allianz Life Insurance Company of North America
Allianz Life Variable Account A
Initial Filing, Form N-4
Registration Statement No. 333-185863 & 811-04965
Accession Number: 0000836346-13-000002

Dear Sir/Madam:

On January 3, 2013, the above-referenced Registration Statement was filed via Edgar on Form N-4.

We are hereby requesting withdrawal of this accepted Registration Statement under Form Type RW and pursuant to Rule 477. The purpose of the withdrawal is that the filing was inadvertently submitted under Allianz Life Variable Account A and we intend to re-file under Allianz Life Variable Account B instead.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:  /s/ Stewart D. Gregg

            Stewart D. Gregg